Exhibit 99.2

NEWS RELEASE

Fortuna reports results of Annual and Special Meeting

Vancouver, June 20, 2024-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI) hereby announces the voting results at the Company’s annual and special meeting of shareholders held on June 20, 2024 (the “Meeting”).

A total of 153,562,018 common shares were represented at the Meeting, being 50.16% of the Company’s issued and outstanding common shares as at the record date. Shareholders voted in favor of all matters brought before the Meeting, including the appointment of auditors, the election of management’s nominees as directors, and the change of the Company’s name to “Fortuna Mining Corp.”

Detailed results of the votes on the election of directors are as follows:

Director	Votes For		Votes Withheld

Jorge Ganoza Durant	119,714,127	(99.52%)	573,101	(0.48%)
David Laing	106,847,678	(88.83%)	13,439,550	(11.17%)
Mario Szotlender	119,329,989	(99.20%)	957,239	(0.80%)
David Farrell	112,523,083	(93.55%)	7,764,144	(6.45%)
Alfredo Sillau	119,016,607	(98.94%)	1,270,620	(1.06%)
Kylie Dickson	117,104,564	(97.35%)	3,182,664	(2.65%)
Kate Harcourt	119,305,711	(98.18%)	981,517	(0.82%)
Salma Seetaroo	119,068,243	(98.99%)	1,218,985	(1.01%)

The Company is pleased to announce that the change of name to Fortuna Mining Corp. is effective June 20, 2024. Detailed information regarding the change of name is contained in the Company's management information circular dated May 1, 2024.

It is anticipated that the Company’s common shares and the 4.65% senior subordinated unsecured convertible debentures (the “4.65% Debentures”) will commence trading under the Company’s new name within two to five business days after the name change, subject to the satisfaction of conditions acceptable to the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”). There will be no change to the ticker symbols “FVI” and “FSM” for the common shares on the TSX and the NYSE, respectively, or to the ticker symbol “FVI.DB.U” in respect of the 4.65% Debentures on the TSX. As previously announced, the Company has issued a notice of redemption in respect of the 4.65% Debentures, and any such debentures which have not been converted into common shares will be redeemed on July 10, 2024.

The Company’s website will launch with the new name on June 21, 2024, and the new domain name will be www.fortunamining.com

Jorge A. Ganoza, President and CEO of Fortuna, commented, “From our beginnings as a primary silver producer in Latin America to our strategic expansion into West Africa, Fortuna has emerged as a force in the space of mid-tier precious metals producers, with gold accounting for over 80 percent of our revenue.” Mr. Ganoza concluded, “Our new name, Fortuna Mining Corp., reflects the exciting growth and evolution of our business and is very much aligned with our strategy and vision for the future.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with five operating mines in Argentina, Burkina Faso, Côte d'Ivoire, Mexico and Peru. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to the Name Change, the anticipated timing for commencement of the Company’s common shares and the 4.65% Debentures trading under the Company’s new name, the launch of the Company’s website with a new domain name, and the anticipated timing for redemption of the 4.65% Debentures. These Forward-looking Statements are based on certain assumptions that the Company has made in respect thereof as at the date of this news release. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, without limitation, those factors discussed under “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward-looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management and such other assumptions as set out herein. Forward-looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward-looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that these Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward-looking Statements.